DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350
www.dlapiper.com
Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2202

November 18, 2011

VIA OVERNIGHT DELIVERY

Ms. Erin Martin

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Phillips Edison - ARC Shopping Center REIT Inc.

Post-Effective Amendment No. 6 to Form S-11

Filed October 31, 2011

File No. 333-164313

Dear Ms. Martin:

On behalf of our client, Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”), we are writing to address the comment provided by you and Ms. Sonia Barros during our telephone conversation on November 14, 2011, regarding the above-referenced filing. We appreciate your willingness to consider this issue further. For your convenience, we have reproduced the comment below, along with our response.

1.	Please provide an explanation as to why the exclusion of sponsor contributions is an appropriate adjustment to MFFO.

Response: The Company acknowledges that it is possible that its general and administrative expenses may not decrease in the future as compared to the Company’s growing portfolio and investor base. However, please note that a sizeable portion of the Company’s general and administrative expenses consist of fixed costs, such as directors’ and officers’ insurance and board of directors fees. Such expenses are unlikely to increase as the Company grows its portfolio and investor base. As a result, the Company believes it is likely that its general and administrative expenses will decrease in proportion to its portfolio and investor base as its operations progress. Without an adjustment to MFFO for the sponsor contributions that offset a portion of its general and administrative expenses, the Company cannot provide a metric that reflects such a likely decrease in general and administrative expenses and its effect on the Company’s future operations.

Additionally, the Company acknowledges the Staff’s concern that, because the sponsor is not contractually obligated to make these sponsor contributions, the sponsor may not make such contributions in the future. However, we note that if, contrary to the Company’s expectations, general and administrative expenses do not decrease in proportion to the Company’s portfolio and investment basis and the sponsor does not continue to make capital contributions to cover a portion of such expenses, the Company’s asset management fee is structured so that it would be less likely that the Company would be responsible for paying such asset management fees. Thus, there is at least a strong contractually based motivation for the sponsor to cover a portion of the Company’s general and administrative expenses.

Erin Martin

Attorney-Advisor

U.S. Securities and Exchange Commission

Washington, DC 20549

November 18, 2011

The Company acknowledges that it would generally be inappropriate to add back general and administrative expenses in arriving at MFFO. However, the Company believes that a scenario in which a sponsor is willing to contribute funds to cover certain general and administrative expenses should be evaluated differently than scenarios in which sponsors do not make such contributions. Without an adjustment to MFFO for such sponsor contributions, it would be difficult to compare the sustainability of the operating performance of a company that has a sponsor willing to cover certain general and administrative expenses with that of a company that does not have such sponsor support. Furthermore, the sponsor contributions benefit stockholders, and the Company is concerned that its sponsor may be less willing to make such contributions if they are ignored for purposes of evaluating the sustainability of the Company’s performance.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc:	Jeffrey S. Edison